SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS CHRISTOPHER W. BETTS GEOFFREY CHAN * ANDREW L. FOSTER * BRADLEY A. KLEIN ˜ CHI T. STEVE KWOK * EDWARD H.P. LAM ♦*	世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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HAIPING LI * RORY MCALPINE ♦ JONATHAN B. STONE * ♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)
March 19, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             AMTD International Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir or Madam,

On behalf of our client, AMTD International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$$0.0001 per share, to be represented by American depositary shares (“ADSs”), via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements and the selected financial information as of December 31, 2017 and 2018 and for each of the two years ended December 31, 2017 and 2018, which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. As an emerging growth company, the Company has omitted its financial statements for 2016 and the selected financial information for the years before 2017.

*              *              *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Ada Lam, partner at Ernst & Young LLP, by telephone at +852 2846 9980 or via email at ada.lam@hk.ey.com. Ernst & Young LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Calvin Choi, Chairman of the Board of Directors and Chief Executive Officer, AMTD International Inc.

Philip Yau, Director and Chief Financial Officer, AMTD International Inc.

Ada Lam, Partner, Ernst & Young LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP